Mail Stop 4561
									March 9, 2006

Mr. John V. Winfield
President and Chief Executive Officer
The InterGroup Corporation
820 Moraga Drive
Los Angeles, CA 90049

      Re:	The InterGroup Corporation
		Form 10-KSB for Fiscal Year Ended June 30, 2005
		Filed October 17, 2005
		Form 10-QSB for Fiscal Quarter Ended September 30, 2005
		Filed November 10, 2005
		File No. 1-10324

Dear Mr. Winfield:

      We have reviewed your response letter dated March 6, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 8A.  Controls and Procedures, page 45

1. We have reviewed your response to prior comment 1. Please file an amended Form 10-KSB that incorporates your proposed revisions.

Item 13.  Exhibits List and Reports on Form 8-K, page 57

2. We have reviewed your response to prior comment 2. Please file an amended Form 10-KSB with revised certifications, consistent with your response.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. John V. Winfield
The InterGroup Corporation
March 9, 2006
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